FORM RW
Seanergy Maritime Holdings Corp.
1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece

        May 20, 2010

BY EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Seanergy Maritime Holdings Corp.
     Request for Withdrawal of Registration Statement on Form F-1;
     File No. 333-157270

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-1 (File No. 333-157270) filed with the Securities and Exchange Commission (the "Commission") by Seanergy Maritime Holdings Corp. (the "Company") on February 12, 2009 (the "Registration Statement"), as amended on April 1, 2009. Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended ("Rule 477"), the Company hereby applies for the immediate withdrawal of the Registration Statement together with all exhibits thereto.

The Registration Statement was no longer current as of October 1, 2009 because it omitted the financial statements required to be included therein by post-effective amendment pursuant to the requirements of Item 8.A.5 of Form 20-F promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to a registration rights agreement, the Company is obligated to maintain an effective and current registration statement with respect to the securities registered under the Registration Statement (the "Securities"). As such, the Company filed on Form F-3 a new registration statement with respect to the Securities, which was declared effective on May 19, 2010, to replace the Registration Statement.

Accordingly, pursuant to Rule 477, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement as of the date hereof or at the earliest practical date hereafter. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is in the best interests of the Company's shareholders and consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). No securities have been issued or sold under the Registration Statement.

If you have questions or require additional information, please do not hesitate to contact the Company's outside counsel, Messrs. Gary J. Wolfe, Esq. and Robert E. Lustrin, Esq. of Seward & Kissel LLP, at (212) 574-1200.

Very truly yours,

Seanergy Maritime Holdings Corp.

By:	/s/ Dale Ploughman
Name: Dale Ploughman
Title: Chief Executive Officer

SK 26979 0001 1100108